Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES DELIVERY OF ITS FIRST NEWBUILDING VLCC
ATHENS, Greece, March 29, 2010 – Crude Carriers Corp. (NYSE: CRU), announced today that on Friday, March 26, 2010 it took successful delivery of the M/T ‘Alexander the Great’, a very large crude carrier (“VLCC”) with carrying capacity of 297,958 mt, from Universal Shipbuilding Corporation at the Ariake Shipyard in Japan.
The M/T ‘Alexander the Great’ is the first of the three vessels comprising the Company’s initial fleet and was acquired at a purchase price of $96.5 million. The remaining two vessels, the M/T ‘Miltiadis M II’, a 2006-built high specification Suezmax tanker and the M/T ‘Achilleas’, a sister newbuilding VLCC currently under construction at Universal Shipbuilding Corporation in Japan, are expected to be delivered within the next few days and at the end of June 2010, respectively.
Evangelos Marinakis, Chairman and Chief Executive Officer of Crude Carriers commented: “We are very excited to announce the timely delivery of our first newbuilding VLCC from Universal Shipbuilding Corporation, one of the most respected shipyards in the world. We were able to acquire the M/T ‘Alexander the Great’ at the very attractive price of $96.5 million compared to the price of $190 million observed at the peak of the market for a similar vessel.
Upon completion of our initial fleet of three vessels, Crude Carriers will have one of the youngest fleets in the industry, with a weighted average age of less than one year, a significant competitive advantage for our market.
Crude Carriers is a new shipping company that enables investors to get exposure to the crude oil tanker market by acquiring vessels at what we believe to be the low point of the cycle. We intend to focus the employment of our vessels on the spot charter market, as we believe this can generate higher returns. We believe that our minimal debt strategy lowers our cash breakeven point further, providing us with financial flexibility for growth and dividends. We intend to distribute all net cash flow less operating reserves on a quarterly basis, starting at the conclusion of the second quarter of 2010. Our objective is to build Crude Carriers as a leader in the crude oil transportation market and generate sustainable returns for our shareholders.”
Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to our dividend policy, the delivery date of vessels to Crude Carriers Corp. and the employment of such vessels and relevant returns expected, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining two vessels from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com